Exhibit 99.2

AGENCY AGREEMENT

August 20, 2009

Baytex Energy Trust

Baytex Energy Ltd.

Suite 2200, 205-5th Avenue S.W.

Calgary, Alberta  T2P 2V7

Attention:      Anthony W. Marino, President and Chief Executive Officer

Dear Sirs:

We understand that Baytex Energy Trust (the “Trust”) desires to issue and sell up to $150,000,000 aggregate principal amount of 9.15% Series A senior unsecured debentures due August 26, 2016 (the “Debentures”), as more particularly described below. We further understand that the Trust has filed the Base Prospectus in each of the Qualifying Jurisdictions (as such terms are defined below) and is prepared:

(i)	to create, authorize and issue the Debentures; and

(ii)

to prepare and file, without delay, the Prospectus Supplement (as defined below) dated no later than August 21, 2009 and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Jurisdictions.

The Debentures will have the attributes set out in the term sheet attached hereto as Schedule A and the Prospectus Supplement and will be issued pursuant to the Indenture (as defined below).

Subject to the terms and conditions set out in this Agreement, the Trust hereby appoints TD Securities Inc. (“TD”), BNP Paribas (Canada) Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Credit Suisse Securities (Canada), Inc. and Société Générale Valeurs Mobilières Inc. (collectively, the “Agents”), as its exclusive agents to solicit offers to purchase up to $150,000,000 (the “Purchase Price”) of the Debentures in the Qualifying Jurisdictions. The Agents hereby accept their appointment to act as the Trust’s exclusive agents in the solicitation of offers to purchase the Debentures, and agree to use their reasonable best efforts to attempt to sell the Debentures in accordance with the terms and conditions hereof. Offers to purchase the Debentures solicited by the Agents will be subject to acceptance by the Trust and to the requirements of any applicable Securities Laws (as such term is defined below) and other applicable laws. The Trust will have the sole right to accept offers to purchase Debentures and reserves the right to withdraw, cancel or modify the offer made pursuant to the Prospectus Supplement and may, in its absolute discretion reject any proposed purchase of Debentures, in whole or in part.  The Agents propose to distribute the Debentures in Canada in the manner contemplated by this Agreement and pursuant to the Prospectus Supplement.

In consideration of the Agents’ agreement to act as agents and in consideration of the services to be rendered by the Agents in connection therewith, including assisting in preparing documentation relating to the Debentures and the Prospectus Supplement, distributing the Debentures directly or through other duly registered investment dealers and brokers and performing administrative work in connection with the distribution of the Debentures, the Trust agrees to pay to the Agents, at the Closing Time, a fee equal to $20.00 for each Debenture sold at $1,000 (representing a commission of 2.00%) (the “Agents’ Fee”).

TERMS AND CONDITIONS

1.             Definitions and Interpretation

1.1           Whenever used in this Agreement:

“2010 Note Indenture” means the indenture made July 9, 2003 creating the 2010 Notes;

“2010 Notes” means the 9.625% senior subordinated notes of Baytex due July 15, 2010 as more particularly described in the Supplemented Prospectus;

“2011 Note Indenture” means the indenture made February 12, 2001, as amended by a first supplemental indenture dated June 4, 2001 and a second supplemental indenture dated July 9, 2003 creating the 2011 Notes;

“2011 Notes” means the 10.5% senior subordinated notes of Baytex due February 15, 2011 as more particularly described in the Supplemented Prospectus;

“affiliate” has the same meaning as set forth in National Instrument 45-106 — Prospectus and Registration Exemptions;

“Agents’ Disclosure” means any disclosure relating solely to the Agents and any other disclosure provided to the Trust by or on behalf of the Agents for inclusion in the applicable disclosure document;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“AIF” means the annual information form of the Trust dated March 26, 2009 for the year ended December 31, 2008;

“Amendment” means, as applicable, any amendment to the Base Prospectus or the Prospectus Supplement;

“Auditors” means Deloitte & Touche LLP, Chartered Accountants, the auditors of the Trust;

“Base Prospectus” means the (final) base shelf short form prospectus of the Trust dated July 28, 2009 filed in connection with the qualification for distribution of debt and equity securities in each of the Qualifying Jurisdictions (in both the English and French languages unless the context indicates otherwise), including any documents or information incorporated by reference therein;

“Baytex” means Baytex Energy Ltd.;

“Baytex Marketing” means Baytex Marketing Ltd.;

“Baytex Oil” means Baytex Oil & Gas Ltd.;

“Baytex Partnership” means Baytex Energy Partnership;

“Baytex USA” means Baytex Energy USA Ltd.;

“BEL” means BEL Liquidity Management LLC;

“Business” means the business carried on by the Trust Parties, directly or indirectly, in connection with the acquisition, ownership and development of oil and natural gas properties and related assets, including the Trust Assets;

“Business Day” means every day except a Saturday, Sunday or a day which is a statutory holiday under the laws of Canada or the Provinces of Alberta or Ontario;

“CDS” means the CDS Clearing and Depository Services Inc.;

“Closing” means the closing of the Offering;

“Closing Date” means August 26, 2009, or such other date not later than August 31, 2009, as the Agents and the Trust may mutually agree upon in writing;

“Closing Time” means 6:30 a.m., Calgary time, on the Closing Date, or such other time on the Closing Date as the Trust and the Agents may mutually agree upon;

“Convertible Debenture Indenture” means the indenture made as of June 6, 2005 creating the Convertible Debentures;

“Convertible Debentures” means the outstanding 6.5% convertible unsecured subordinated debentures of the Trust maturing on December 31, 2010 and convertible, at the option of the holders thereof at any time into fully paid Trust Units at a conversion price of $14.75 per Trust Unit;

“Credit Agreement” means the amended and restated credit agreement made as of November 29, 2007 in respect of the Trust’s $515 million syndicated credit facility, as amended by the first amending agreement dated June 4, 2008, as amended by the second amending agreement dated May 7, 2009, as amended by the third amending agreement dated May 29, 2009, and as amended by the fourth amending agreement dated July 29, 2009;

“Debentures” means the Series A senior unsecured debentures of the Trust due August 26, 2016 bearing interest at a rate of 9.15% payable semi-annually on August 26 and February 26 of each year to be issued under the Indenture pursuant to the Offering and having the attributes corresponding in all material respects to the descriptions thereof in this Agreement, the Base Prospectus, the Prospectus Supplement or any Amendment;

“Debenture Trustee” means Valiant Trust Company;

“Documents” means, collectively:

(i)            the AIF;

(ii)           management’s discussion and analysis of financial condition and results of operations of the Trust for (A) the year ended December 31, 2008, and (B) the three month and six month periods ended June 30, 2009;

(iii)          the Financial Information;

(iv)          the Information Circular; and

(v)           the material change report of the Trust dated March 26, 2009 in respect of an offering of Trust Units;

“Due Diligence Session” has the meaning ascribed thereto in Section 3.5 hereof;

“Exchangeable Shares” means exchangeable shares in the capital of Baytex;

“Exchanges” means, collectively, the TSX and the New York Stock Exchange, and “Exchange” means either such exchange as the context requires;

“Financial Information” means the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2008, together with the notes thereto and the auditors’ report thereon and the unaudited interim comparative consolidated financial statements as at and for the three month and six month periods ended June 30, 2009, together with the notes thereto;

“Guarantors” means Baytex, Baytex Oil, Baytex Partnership, Baytex Marketing and Baytex USA.

“Indemnified Parties” has the meaning given to it in Section 8(b);

“Indemnifying Parties” has the meaning given to it in Section 8(b);

“Indenture” means the trust indenture among the Trust, the Guarantors, and the Debenture Trustee to be dated as of the Closing Date;

“Information Circular” means the information circular - proxy circular of the Trust dated April 16, 2009, relating to the annual and special meeting of unitholders of the Trust held on May 20, 2009;

“Material Agreements” means this Agreement, the Indenture, the Note Indenture, the Convertible Debenture Indenture, the 2010 Note Indenture, the 2011 Note Indenture, the Credit Agreement, the NPI Agreement, the Trust Indenture, and the Unit Rights Incentive Plan;

“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations;

“Note Indenture” means the indenture made as of September 2, 2003 creating the Notes and the promissory note evidencing the Notes issued thereunder;

“Notes” means the unsecured subordinated promissory notes issued by Baytex and held by the Trust as more particularly described in the Supplemented Prospectus;

“NPI Agreement” means the net profits interest agreement among Baytex and the Trust dated September 2, 2003, as amended and restated;

“Offering” means the offering of the Debentures qualified by the Supplemented Prospectus;

“Prospectus Supplement” means the (final) prospectus supplement of the Trust to be filed which, together with the Base Prospectus, will qualify the distribution of the Debentures in each of the Qualifying Jurisdictions (in both the English and French language unless the context indicates otherwise), including any documents or information incorporated by reference therein;

“Public Record” means all information filed by or on behalf of any Trust Party with the Securities Commissions, including without limitation, the Supplemented Prospectus, the Documents and any other information filed with any Securities Commission in compliance, or intended compliance with Securities Laws;

“Qualifying Jurisdictions” means all of the provinces of Canada;

“Responses” means the oral and written responses delivered by any officer, director or trustee of the Trust or any Trust Subsidiary, any committee of directors or trustees or any one member of such committee at the Due Diligence Session;

“Securities Commission” means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

“Securities Laws” means, collectively, and, as the context may require the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement with applicable published policy statements of the Canadian Securities Administrators.

“Selling Firm” has the meaning ascribed thereto in Section 2.2;

“SIFT Rules” means the rules in the Tax Act relating to the taxation of “SIFT trusts” and “SIFT partnerships” (as defined in the Tax Act);

“Sproule” means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

“Sproule Report” means the independent reserves evaluation prepared by Sproule dated March 4, 2009 of the petroleum and natural gas reserves and the present net worth of those reserves of the Trust as at December 31, 2008;

“subsidiaries” has the meaning ascribed thereto in the Securities Act (Alberta);

“Supplementary Material” means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Base Prospectus, the Prospectus Supplement or any Amendment;

“Supplemented Prospectus” means the Base Prospectus, as supplemented by the Prospectus Supplement;

“Supplemented Prospectus Financial Information” has the meaning given to it in Section 4.3.1;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“True Agreement” means the agreement of purchase and sale dated July 7, 2009 between Baytex Partnership and True Energy;

“True Assets” means those petroleum and natural gas properties and related assets located in the Kerrobert and Coleville areas of southwest Saskatchewan and in the Ferrier area of west central Alberta acquired by Baytex Partnership pursuant to the True Agreement;

“True Energy” means True Energy Inc.;

“True Report” means the independent reserves evaluation prepared by Baytex of the True Assets, effective as at April 30, 2009;

“Trust Assets” means the assets held, directly or indirectly, by the Trust, which assets include, without limitation, the oil and natural gas properties, undeveloped land and related assets more fully described in the Supplemented Prospectus, the NPI Agreement and the Notes;

“Trust Indenture” means the third amended and restated trust indenture made as of May 20, 2008 between the Trustee and Baytex;

“Trust Parties” means, collectively, the Trust and Baytex;

“Trust Subsidiaries” means, collectively, Baytex, Baytex Oil, Baytex USA, BEL, Baytex Partnership and Baytex Marketing;

“Trust Units” means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

“Trustee” means Valiant Trust Company;

“TSX” means the Toronto Stock Exchange; and

“Unit Rights Incentive Plan” means the Trust Unit rights incentive plan of the Trust dated September 3, 2003, as amended.

1.2           Whenever used in this Agreement, the terms “distribution”, “misrepresentation”, “material fact” and “material change” will have the meanings given to such terms, and “distribution” will include a “distribution to the public” as defined, under Securities Laws.

1.3           Whenever used in this Agreement, the terms “including”, “include”, and “includes” will mean “including without limitation”, “include, without limitation” and “includes, without limitation”, respectively.

1.4           Whenever used in this Agreement, words importing the singular number only will include the plural and vice versa and words importing the masculine gender will include the feminine gender.

1.5           Unless otherwise indicated, all references to monetary amounts in this Agreement are to the lawful money of Canada.

2.             Covenants of the Agents

The Agents covenant with the Trust that:

2.1           other than as disclosed in the Supplemented Prospectus, the Trust is not a “related issuer” or “connected issuer” of any of them.  For the purposes of this Section 2.1, “related issuer” and “connected issuer” have the meanings ascribed thereto in National Instrument 33-105 —

Underwriting Conflicts.  Notwithstanding the foregoing provision of this Section 2.1, no Agent will be liable to the Trust with respect to a default by another Agent under this Section 2.1;

2.2           they will offer the Debentures for sale to the public on behalf of the Trust, directly and through other investment dealers and brokers (the Agents, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), only as permitted by Securities Laws, and upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement.  For the purposes of this Section 2.2, the Agents will be entitled to assume that the Debentures are qualified for distribution in the Qualifying Jurisdictions where a receipt or similar document for the Base Prospectus has been obtained from the applicable Securities Commission;

2.3           the Agents will notify the Trust when, in their opinion, the distribution of the Debentures will have ceased and provide a breakdown of the number of Debentures distributed in each Qualifying Jurisdiction where such breakdown is required for the purpose of calculating fees payable to a Securities Commission, provided that such breakdown must be provided not later than 30 days following completion of the Offering;

2.4           provided that they are otherwise satisfied, in their sole discretion, they will execute and deliver to the Trust the certificate required to be executed by the Agents under Securities Laws in connection with the Prospectus Supplement and any Amendment;

2.5           the Agents agree not to distribute the Debentures in such manner as to require registration of the Debentures or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions.  Any agreements between the Agents and the members of any banking or selling group will contain similar restrictions to those contained in this Section 2.5;

2.6           each Agent agrees with the Trust Parties that the Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act), except in reliance on an exemption from such registration provided by the U.S. Securities Act; and

2.7           the Agents shall deliver to the Trust within two Business Days of the date of filing the Prospectus Supplement duly completed and executed Form 6s for each person who has executed the Prospectus Supplement on behalf of the Agents.

3.             Covenants of the Trust Parties

The Trust Parties covenant and agree with the Agents that:

3.1           the Debentures will be duly and validly created, authorized and issued on the payment therefor, and will have the attributes set out in this Agreement, the Supplemented Prospectus, and any Amendment, subject only to those modifications or changes, if any, prior to the Closing Date as may be agreed to in writing by the Trust and the Agents;

3.2           the Base Prospectus has been filed in each of the Qualifying Jurisdictions, omitting such information as is permitted to be omitted pursuant to Securities Laws;

3.3           they will fulfil to the satisfaction of the Agents all legal requirements to be fulfilled by them to enable the Debentures to be offered for sale and sold to the public in Canada by or through the Selling Firms who comply with all Securities Laws in each of the Qualifying Jurisdictions.  In particular, the Trust will, as soon as possible following the execution of this Agreement but in any event no later than August 21, 2009, have prepared and filed with the Securities Commissions the Prospectus Supplement and other related documents (in the English and French languages, as appropriate) in respect of the Debentures and will have taken all other steps and proceedings that may be necessary in order to qualify the Debentures for distribution in each of the Qualifying Jurisdictions by or through the Agents and the Selling Firms who comply with Securities Laws.

3.4           until the distribution of the Debentures has been completed, the Trust will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Securities Laws to continue to qualify the distribution of the Debentures;

3.5           until the distribution of the Debentures has been completed, they will allow and assist the Agents to participate fully in the preparation of the Prospectus Supplement and any Amendment, and will allow the Agents to conduct all “due diligence” investigations that the Agents may reasonably require to fulfil the Agents’ obligations as agents and to enable the Agents to responsibly execute any certificate required to be executed by the Agents in such documentation.  Without limiting the scope of the due diligence inquiries the Agents may conduct, the Trust shall make available the Trust’s directors and senior management and shall use reasonable commercial efforts to make available the Auditors and independent engineers of the Trust to answer any questions which the Agents may have and to participate in one or more due diligence sessions to be held prior to the Closing Date (collectively, the “Due Diligence Session”).  The Agents shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Trust shall provide written responses to such questions and shall use its commercially reasonable best efforts to have its Auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session.  The Trust acknowledges that the Agents may record the answers provided at the Due Diligence Session provided that, if recorded, a copy will be provided to the Trust;

3.6           during the period from the date hereof to the completion of distribution of the Debentures, the Trust Parties will promptly inform the Agents in writing of the full particulars of any material change, occurrence or development (actual, anticipated, contemplated or threatened) in or affecting the business, properties, affairs, operations, capital, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), or results of operations of the Trust Parties, taken as a whole or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to render the Supplemented Prospectus or any Amendment or Supplementary Material thereto, untrue, false or misleading in a material respect or result in a misrepresentation.  The Trust Parties will, to the satisfaction of the Agents and their counsel, acting reasonably, promptly comply with all applicable filing and other requirements under Securities Laws as a result of such change.  The Trust Parties will, in good faith, first discuss with TD any change in circumstances (actual or proposed within the Trust’s knowledge) that is of such a nature that there is reasonable doubt whether notice need be given to the Agents pursuant to this Section 3.6 and, in any event, prior to making any filing referred to in this Section 3.6.  For greater certainty, it is understood and agreed that if the Agents determine, after consultation with the Trust Parties, that a material change or change in a material fact has occurred that makes untrue or misleading any statement of a material fact contained in the Supplemented Prospectus, or any Amendment or Supplementary Material thereto, or that may result in a misrepresentation, the Trust Parties will:

3.6.1        prepare and file promptly at the request of the Agents any Amendment that in their opinion, acting reasonably, may be necessary or advisable; and

3.6.2        contemporaneously with filing the Amendment under Securities Laws, deliver to the Agents:

3.6.2.1             a copy of the Amendment, originally signed as required by Securities Laws;

3.6.2.2             an originally signed copy of all documents relating to the proposed distribution of the Debentures and filed with the Amendment under Securities Laws; and

3.6.2.3             such other documents as the Agents will reasonably require;

3.7           they will advise the Agents, promptly after receiving notice thereof, of the time when the Prospectus Supplement and any Amendment or Supplementary Material has been filed and receipts (or equivalent documents) have been obtained and will provide evidence satisfactory to the Agents of each filing and the issuance of receipts;

3.8           they will advise the Agents, promptly after receiving notice or obtaining knowledge, of:

3.8.1        the issuance by any Securities Commission of any order suspending or preventing the use of the Supplemented Prospectus, any Amendment or any Supplementary Material;

3.8.2        the suspension of the qualification of the Debentures for offering or sale in any of the Qualifying Jurisdictions;

3.8.3        an institution, threatening or contemplation of any proceeding for any of those purposes; or

3.8.4        any requests made by any Securities Commission for amending or supplementing the Supplemented Prospectus or for additional information and will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly; and

3.9           they will use reasonable best efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Agents may reasonably require from time to time for the purpose of giving effect to this Agreement and the transactions contemplated by the Supplemented Prospectus and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement and the transactions contemplated by the Supplemented Prospectus.

4.              Deliveries

The Trust will cause to be delivered to the Agents:

4.1           on the date hereof, or as soon as possible thereafter but in no event later than August 21, 2009, copies of the Supplemented Prospectus (in the English and French language) signed as required by Securities Laws;

4.2           contemporaneously with or prior to the filing of the Prospectus Supplement and any Amendment a copy of any other document required to be filed by the Trust under Securities Laws in connection with the Offering;

4.3           at the time of the delivery to the Agents pursuant to this Section 4 of the Supplemented Prospectus or any Amendment, in the French language,

4.3.1        an opinion of the Trust’s counsel in Québec, dated the date of such document, and acceptable in form and substance to the Agents’ counsel, that except for any financial forecasts (including all notes thereto), financial statements (including all notes thereto), auditors’ reports, accounting data, management’s discussion and analysis of results of operations and other numerical data (collectively the “Supplemented Prospectus Financial Information”) contained in such document, the document in the French language is, in all material respects, a complete and proper translation of the document in the English language; and

4.3.2        an opinion of the Auditors (or other accountants acceptable to the Agents, acting reasonably), dated the date of such document, and acceptable in form and substance to the Agents’ counsel, that the Supplemented Prospectus Financial Information in such document in the French language is, in all material respects, a complete and proper translation of the Supplemented Prospectus Financial Information contained in such document in the English language;

4.4           at the time of the delivery to the Agents pursuant to this Section 4 of the Supplemented Prospectus or any Amendment and at the Closing Time, a comfort letter of the Auditors relating to the verification of Supplemented Prospectus Financial Information, each dated the date of the Prospectus Supplement or Amendment or the Closing Date, as the case may be, and addressed to the Agents and the trustees of the Trust, in form and substance satisfactory to the Agents, acting reasonably, relating to the verification of the Supplemented Prospectus Financial Information and such other information as the Agents or their counsel will reasonably request (including, without limitation, financial information, statistical information derived from accounting records and accounting data) in each case contained in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Supplemented Prospectus Financial Information is given to a date not more than two Business Days prior to the date of such letter, which letter will be in addition to the Auditors’ report in the Supplemented Prospectus or Amendment; and

4.5           as soon as they are available, such number of commercial copies of the Supplemented Prospectus and any Amendment, as applicable, in the English and French languages for distribution to purchasers of the Debentures, as the Agents may reasonably require, without charge, and at such delivery points in such cities in the Qualifying Jurisdictions as the Agents may reasonably request and the Trust acknowledges and agrees that the delivery of such materials constitutes consent by the Trust to the use by the Agents and the Selling Firms of those documents in connection with the distribution of the Debentures for sale in all of the Qualifying Jurisdictions, subject to Securities Laws.

5.             Representations and Warranties — Supplemented Prospectus

5.1           The delivery to the Agents of the documents referred to in Sections 4.1, 4.2 and 4.5 hereof will constitute a joint and several representation and warranty by the Trust Parties to the Agents that: (i) each such document at the time of its respective delivery fully complied with the requirements of Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to the Agents’ Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and the Trust Parties, taken together, and the Debentures as required by Securities Laws; and (ii) no material fact or information has been omitted from such disclosure (except information and statements relating solely to the Agents’ Disclosure) that is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

5.2           the Trust Parties consent to the use by the Agents of the documents referred to in Sections 4.1, 4.2 and 4.5 hereof in connection with the distribution of the Debentures in the Qualifying Jurisdictions in compliance with the provisions of this Agreement.

6.             Representations and Warranties of the Trust Parties

(a)           In addition to the representations and warranties contained in Section 5.1 hereof, the Trust Parties jointly and severally represent and warrant to the Agents, and acknowledge that each of the Agents are relying upon such representations and warranties in entering into this Agreement, that:

(i)            the Trust has been duly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Supplemented Prospectus including, without limitation, to perform its obligations under the Material Agreements, to which it is a party, and to own and administer its properties and assets;

(ii)           Baytex has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Supplemented Prospectus, including, without limitation, to perform its obligations under the Material Agreements, to which it is a party, and to own, lease and operate its properties and assets;

(iii)          Baytex USA has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Supplemented Prospectus, and operate its properties and assets;

(iv)          Baytex Oil has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Supplemented Prospectus, and operate its properties and assets;

(v)           Baytex Partnership has been duly formed and organized and is valid and subsisting in good standing under the laws of its jurisdiction of formation, and has all requisite partnership authority and power to carry on its business as described in the Supplemented Prospectus, and operate its properties and assets;

(vi)          BEL has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Supplemented Prospectus, and operate its properties and assets;

(vii)         Baytex Marketing has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Supplemented Prospectus, and to own, lease and operate its properties and assets;

(viii)        each of the Trust Parties and the other Guarantors has conducted and is conducting its business in compliance in all material respects with all applicable laws, regulations and rules of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased or operated and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(ix)           the Trust qualifies as a “unit trust” and a “mutual fund trust” under the Tax Act and the Trust has conducted and will conduct its affairs so as to continue to qualify as a “unit trust” and a “mutual fund trust” under the Tax Act, including by limiting its activities to investing the property of the Trust in property in which a mutual fund trust is permitted by the Tax Act to invest, and the Trust will not carry on any other business;

(x)            other than the Trust Subsidiaries, the Trust has no active subsidiaries;

(xi)           except as described in the AIF, no Trust Subsidiary has carried on any business or undertaken any activity;

(xii)          the Trust has not and will not carry on business or undertake any activity except as permitted under the Trust Indenture;

(xiii)         subsequent to June 30, 2009:

(A)          there has not been any material change in the capital or long-term debt of the Trust or the Guarantors that has not been disclosed in the Supplemented Prospectus or in filings with the Securities Commissions;

(B)           there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Trust or the Guarantors that has not been disclosed in the Supplemented Prospectus or in filings with the Securities Commissions;

	(C)	the financial position of the Trust, on a consolidated basis, has not changed in any material adverse way from that disclosed in the Financial Information; and

	(D)	the Trust and the Guarantors have carried on business in the ordinary course;

(xiv)

each of the Trust and the Guarantors has the necessary trust or corporate power and authority to execute and deliver the Supplemented Prospectus and any Supplementary Material and all necessary trust or corporate action has been taken by each of the Trust and the Guarantors to authorize the execution and delivery by it of the Supplemented Prospectus and any Supplementary Material and the filing thereof, as the case may be, in each of the Qualifying Provinces under the Securities Laws;

(xv)

this Agreement has been duly authorized, executed and delivered by each of the Trust Parties and each of the Trust and the Guarantors has, or, as the case may be, will have at the Closing Time, as applicable, duly authorized, executed and delivered the Indenture, and this Agreement and the Indenture constitute or, as the case may be, will constitute, when so executed and delivered, legal, valid and binding obligations of each of the Trust and the Guarantors, as applicable, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general principles of equity when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws;

(xvi)	the Trust has all requisite power and authority to issue and deliver the Debentures in accordance with the provisions of this Agreement and in accordance with the provisions of the Indenture;

(xvii)

the authorized capital of the Trust consists of an unlimited number of Trust Units, of which, as at August 18, 2009, 107,425,406 Trust Units are issued and outstanding and 8,225,966 Trust Units are issuable pursuant to the Unit Rights Incentive Plan;

(xviii)	$9,433,000 principal amount of Convertible Debentures were issued and outstanding as of August 18, 2009;

(xix)

Baytex is authorized to issue an unlimited number of common shares and an unlimited number of Exchangeable Shares, all of which common shares that are issued and outstanding as of the date hereof as fully paid and non-assessable are owned beneficially and of record by the Trust, and of which no Exchangeable Shares were issued and outstanding as of the date hereof;

(xx)	each of the Trust Subsidiaries is a direct or indirect wholly-owned subsidiary of the Trust;

(xxi)

the issuance of the Debentures by the Trust to the Agents in accordance with the terms of this Agreement has been authorized by all necessary action of the Trust, and upon payment therefor in accordance with this Agreement, the Debentures will be validly issued and outstanding;

(xxii)

no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time for the execution, delivery and performance by each of the Trust and the Guarantors of this Agreement, the Indenture, the sale of the Debentures, as applicable, and the consummation by the Trust and the Guarantors of the transactions contemplated herein and therein;

(xxiii)

neither the Trust nor any Guarantor has received notice from any court, governmental agency or body or regulatory authority of any restriction on its ability or of a requirement for it to qualify, nor is either the Trust or any Guarantor otherwise aware of any restriction on its ability or of a requirement for it to qualify, to conduct its business as it is now conducted and as currently proposed to be conducted, and own, lease and operate its properties other than any such restriction or requirement as would not have a material adverse effect on the Trust or the Guarantors;

(xxiv)

none of (A) the execution and delivery of this Agreement or the Indenture, and any document or instrument to be executed and delivered by any of the Trust Parties or the Guarantors, as applicable, pursuant hereto or thereto; (B) the performance and compliance with the terms of this Agreement, or the Indenture, or any of the transactions contemplated hereby, and any documents or instruments to be executed and delivered by any of the Trust Parties or the Guarantors, as applicable, pursuant hereto or thereto; or (C) the issue, sale and delivery of the Debentures, do not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under (A) the Trust Indenture, (B) any term or provision of the articles, by-laws or constating documents of the Guarantors; (C) any resolutions of the Unitholders or directors (or any committee thereof) or securityholders of the Trust or the Guarantors, (D) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement, to which the Trust or a Guarantor is a party or by which it is bound, (E) any judgment, decree, order, statute, rule or regulation of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or a Guarantor or their properties or assets, which default or breach might reasonably be expected to (1) have a material adverse effect on the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Trust or a Guarantor or their respective properties or assets or (2) materially affect or impair the consummation of the transactions contemplated in the Supplemented Prospectus and any Supplementary Material;

(xxv)

except as disclosed in the Supplemented Prospectus or any Supplementary Material, no person has any agreement, option, right or privilege with or against the Trust or the Trust Subsidiaries for the purchase, subscription or issuance of Trust Units or other securities of the Trust or shares, Exchangeable Shares, or other securities of either of the Trust Subsidiaries;

(xxvi)

at or before the Closing Time, each of the Trust Parties shall have complied with and fulfilled all of the terms and conditions of this Agreement to be complied with by it pursuant hereto at or before such time;

(xxvii)

neither Trust Party has taken or will take, directly or indirectly, any action designed to, or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of the Debentures;

(xxviii)

the Financial Information included and incorporated by reference in the Supplemented Prospectus has been prepared in conformity with Canadian generally accepted accounting principles, applied on a consistent basis throughout the periods involved and fairly present the financial position and condition of the Trust at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Trust as of the dates thereof, and the Trust has no additional material liabilities which are not set forth in the Financial Information or the Supplemented Prospectus and the assets of the Trust and the Guarantors are in all material respects as set forth in the Public Record;

(xxix)

neither the Trust nor any of the Trust Subsidiaries has any undisclosed liabilities for taxes, duties, assessments, imposts, levies, including interest, penalties, fines or other additions thereto, contingent or otherwise;

(xxx)

there are no actions, suits or proceedings, whether on behalf of or against the Trust or the Trust Subsidiaries, pending or, to the knowledge of the Trust or Baytex, threatened against or affecting the Trust or the Trust Subsidiaries at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would have a material adverse effect upon the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Trust or the Trust Subsidiaries;

(xxxi)

no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Trust or Baytex or the sale of any or all of the Debentures has been issued and no proceedings, investigations or inquiry for such purpose are pending or contemplated or threatened;

(xxxii)

the Debentures have received a rating, with no change in outlook, from (A) Moody’s Investor Service Inc. (“Moody’s”) of B3/stable, and (B) Standard and Poor’s Rating Services, a division of McGraw-Hill Companies (Canada) Corporation (“S&P”) of B/stable, and have not been placed on a credit watch or a comparable downgrade warning;

(xxxiii)	the Trust is a “reporting issuer” or equivalent not in default under the Securities Laws in each of the Qualifying Provinces;

(xxxiv)

the Trust is eligible to file a short form prospectus under NI 44-101 or the equivalent system in each of the Qualifying Provinces, the Trust has filed its AIF under such instrument with the regulatory authorities in each Qualifying Province and neither Trust Party has received notice from any regulatory authority in any Qualifying Province that the AIF will be subject to review;

(xxxv)

each of the Material Agreements is properly described in the Public Record, Supplemented Prospectus or the Information Circular as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust and Baytex, as the case may be, enforceable against such parties in accordance with its terms and each of the Trust Parties, as applicable, is in compliance in all material respects with the terms of the Material Agreements except where such non-compliance, in the aggregate, would not have a material adverse effect on the capital, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust Parties (taken as a whole) and neither Trust Party is aware of any default or breach of a material nature under any Material Agreements by any other party thereto;

(xxxvi)	the attributes and characteristics of the Debentures conform in all material respects to the attributes and characteristics thereof described in the Prospectus Supplement;

(xxxvii)

the Trustee at its principal offices in the cities of Calgary and Toronto is the duly appointed trustee of the Trust, the registrar and transfer agent for the Trust Units and the Convertible Debentures;

(xxxviii)	the Debenture Trustee will be appointed transfer agent for the Debentures prior to the Closing Date;

(xxxix)         there has not been any reportable event (within the meaning of NI 51-102) between the Trust or any Trust Subsidiary and the Auditors;

(xl)                            the Trust will apply the net proceeds from the issue and sale of the Debentures to be issued and sold by it hereunder, in accordance with the disclosure set forth under the heading “Use of Proceeds” in the Supplemented Prospectus;

(xli)                         although it does not warrant title, it has no reason to believe that Baytex does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the “Interest”) and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under Baytex except as disclosed in the Public Record, any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate, and that, to the best of its knowledge, information and belief; Baytex holds its Interest under valid and subsisting leases, licences, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interest would, in the aggregate, not have a material adverse effect on the Trust or Baytex;

(xlii)                      each of the Trust Parties has made available to Sproule, prior to the issuance of the Sproule Report, for the purpose of preparing the Sproule Report, all information requested by Sproule which information did not contain any misrepresentation at the time such information was provided and, except with respect to changes in the prices of oil and gas, neither the Trust nor Baytex has any knowledge of a material adverse change in any production, cost price, reserves or other relevant information provided to Sproule since the dates that such information was provided;

(xliii)                 each of the Trust Parties believes that (A) the Sproule Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at December 31, 2008 based upon information available at the time such reserves information was prepared, and (B) as at the date of such report, the report does not (and as of the date hereof, except as may be attributable to production or changes in commodity prices since the respective dates of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xliv)                  each of the Trust Parties believes that (A) the True Report reasonably presents the quantity and pre tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at April 30, 2009 based upon information available at the time such reserves information was prepared, and (B) as at the date of such report, the report does not (and as of the date hereof, except as may be attributable to production or changes in commodity prices since the respective dates of such report does not) overstate the aggregate quantity or pre tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xlv)                     the minute book of each of the Trust Subsidiaries contains full, true and correct copies of the constating documents (except to the extent that the absence of any such documents could not reasonably be expected to have a material adverse effect on the Trust and the Trust Subsidiaries (taken as a whole)) and, at the Closing Time will contain copies of all minutes of all meetings and all the resolutions of the directors, committees of directors and shareholders (except to the extent that the absence of any such documents could not reasonably be expected to have a material adverse effect on the Trust and the Trust Subsidiaries (taken as a whole)), and all such meetings were duly called and properly held and were properly adopted except to the extent that any such failure could not reasonably be expected to have a material adverse effect on the Trust or the Trust Subsidiaries (taken as a whole);

(xlvi)                  each of the Trust and the Trust Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes and instalment of taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, assessments, imposts, levies, duties, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return, assessment or reassessments of any taxes or payment of any tax, governmental charge or deficiency by the Trust or the Trust Subsidiaries and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or the Trust Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xlvii)               each of the Trust Parties (A) is in compliance with any and all applicable laws and regulations relating to human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (B) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective businesses and (C) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the cases of clauses (A), (B) and (C), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Trust or Baytex or their respective properties and assets;

(xlviii)           to the best of the knowledge, information and belief of the Trust and Baytex, the Trust has good and marketable title to its assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Supplemented Prospectus;

(xlix)                   the form and terms of the certificates for the Debentures will be, prior to the Closing Date, approved and adopted by the trustees of the Trust and comply with all legal requirements, and will not conflict with the Trust Indenture;

(l)                                  except as otherwise described in the Supplemented Prospectus, and subject to applicable laws, none of the Trust or the Trust Subsidiaries, is currently prohibited, directly or indirectly, from paying distributions or dividends, as the case may be, or from paying the interest or repaying any loans, advances or other indebtedness of any of the Trust or the Trust Subsidiaries;

(li)                               the Trust has not received any communication from any individual at the United States Internal Revenue Service asserting that any of the Trust or the Trust Subsidiaries is a passive foreign investment company, and to the best of the knowledge, information and belief of the Trust and Baytex, no holder of Trust Units has received such a communication;

(lii)                            each of the Trust and the Trust Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Trust and the Trust Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not have a material adverse effect on the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operation of the Trust and the Trust Subsidiaries;

(liii)                        other than as provided for in this Agreement, neither the Trust nor Baytex has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the offering of the Debentures contemplated herein;

(liv)                        the Trust has not elected and will not elect to be classified as a partnership for purposes of the United States Internal Revenue Code and the regulations thereunder;

(lv)                            to the best of the knowledge of the Trust and Baytex, non-residents of Canada (as defined in the Tax Act) do not own and have never owned beneficially more than 49% of the issued and outstanding Trust Units;

(lvi)                        for the purposes of the SIFT Rules, as of October 31, 2006, the Trust’s market capitalization was $1.8 billion and the Trust had bank debt of $128.4 million outstanding under the Trust’s existing credit facility; the Trust together with the Trust Subsidiaries issued Trust Units or other securities that are convertible or exchangeable into Trust Units with an aggregate value of $0.6 billion during the period from October 31, 2006 to August 18, 2009; and as at August 18, 2009, the Trust has remaining approximately $1.2 billion of “safe harbour” available for the purposes of the SIFT Rules;

(lvii)                     the issued and outstanding Trust Units are listed on the Exchanges and the outstanding Convertible Debentures are listed on the TSX;

(lviii)                  the information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statement;

(lix)                          there has been no material change in the affairs of the Trust not already publicly disclosed which requires disclosure under the Securities Laws in the Qualifying Provinces or which has been disclosed on a confidential basis to the Securities Commissions and which has not been generally disclosed to the public; and

(lx)                             the Responses shall be true in all material respects as at the time such responses are given and such Responses taken as a whole shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which the Responses were made.

7.                                      Closing of the Offering

7.1                              The closing of the purchase and sale of the Debentures provided for in this Agreement will be completed at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta at the Closing Time, or at such other place as the Trust Parties and the Agents may agree.

7.2                              The following are conditions precedent to the obligations of the Agents under this Agreement, which conditions the Trust covenants to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Agents:

7.2.1                     receipt by the Agents of the following documents:

7.2.1.1            favourable legal opinions, dated the Closing Date, from the Trust’s counsel addressed to the Agents and to McCarthy Tétrault LLP, in such form as the Agents may reasonably request, including with respect to the following matters:

7.2.1.1.1                          as to the due formation or incorporation, as applicable, and valid existence of the Trust and each Guarantor under the laws of its jurisdiction of formation or incorporation, as the case may be, and as to the adequacy of the power and authority of the Trust Parties to carry out their obligations under this Agreement and of the Trust to create, authorize and issue the Debentures;

7.2.1.1.2                          as to the authorized and issued capital of the Trust and each Guarantor and as to the registered ownership of such issued capital for the Trust and each Guarantor;

7.2.1.1.3                          that the Trust is a reporting issuer (or the equivalent) in good standing in each of the Qualifying Jurisdictions under Securities Laws;

7.2.1.1.4                          that the Trust and each Guarantor has all requisite power, capacity and authority under the laws of its jurisdiction of formation or incorporation, as the case may be, and all other jurisdictions where it carries on a material part of its business or owns any material property to carry on its business, to own or lease its properties and assets and to carry out the transactions contemplated by the Supplemented Prospectus, this Agreement and the Indenture;

7.2.1.1.5                          that all necessary action has been taken by the Trust and the Guarantors, to authorize the execution, delivery and performance of each of the Base Prospectus and the Prospectus Supplement, as applicable, and any Amendments, if applicable, the filing of such documents under Securities Laws and for the Trust to validly issue the Debentures to the Agents;

7.2.1.1.6                          that the Debentures have been validly authorized for issuance by the Trust and, upon the Trust receiving payment of the purchase price therefor, the Debentures will be validly issued and outstanding;

7.2.1.1.7                             that the attributes of the Debentures are consistent in all material respects with the description thereof in the Supplemented Prospectus;

7.2.1.1.8                          (i) the execution and delivery of this Agreement and the Indenture; (ii) the performance and compliance with the terms of this Agreement and the Indenture; and (iii) the issue and sale of the Debentures, will not result in any breach of, or be in conflict with or constitute a default under or create a state of facts (whether after notice or lapse of time or both) which would constitute a default under any of the terms, conditions or provisions of the constating documents, by-laws or resolutions of the boards or securityholders of the Trust or any Guarantor or of any agreement or instrument, including this Agreement and the Indenture, in respect of the Business by which the Trust or any Guarantor is bound;

7.2.1.1.9                         that all necessary action has been taken by the Trust and the Guarantors to authorize the execution, delivery and performance of this Agreement and the Indenture, as applicable, and this Agreement and the Indenture have been duly executed and delivered by each of them, as applicable, and constitutes a legal, valid and binding obligation of each of them, as applicable, enforceable in accordance with its terms, except as enforcement of this Agreement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought; provided that such counsel may express no opinion as to the enforceability of the indemnity and contribution provisions of Sections 8 and 9 of this Agreement;

7.2.1.1.10                   confirming its opinions concerning tax matters under the heading “Eligibility For Investment” and under the heading “Canadian Federal Income Tax Considerations” in the Prospectus Supplement;

7.2.1.1.11                   confirming that the Debentures are not precluded as investments under the statutes listed under the heading “Eligibility For Investment” in the Prospectus Supplement;

7.2.1.1.12                   that Valiant Trust Company at its principal office in Calgary has been duly appointed as the transfer agent and registrar for the Debentures;

7.2.1.1.13                   that all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Trust to qualify the Debentures for distribution to the public through registrants or dealers registered under the applicable legislation of such Qualifying Jurisdiction who have complied with the relevant provisions of such applicable legislation;

7.2.1.1.14                   that the form and terms of the definitive certificates representing  the Debentures has been approved and adopted by the Trust and complies with the terms and conditions of the Trust Indenture and all legal requirements applicable thereto;

7.2.1.1.15                   that the Trust Units are currently listed on the Exchanges and the outstanding Convertible Debentures are listed on the TSX; and

7.2.1.1.16                   such other matters as the Agents and Agents’ counsel may reasonably request;

it being understood that such counsel may rely on: (i) customary assumptions and qualifications, (ii) the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta or Canada, and (iii) to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Trust Parties and the other Guarantors;

7.2.1.2           an opinion of the Agents’ counsel, which may rely on the opinion of the Trust’s counsel as to matters which specifically relate to the Trust Parties or the other Guarantors, dated the Closing Date, in form and substance satisfactory to the Agents, acting reasonably, with respect to those matters as the Agents may reasonably request relating to the distribution of the Debentures;

7.2.1.3            an opinion of the Trust’s local counsel in Québec, dated the Closing Date and acceptable in form and substance to the Agents’ counsel, acting reasonably, as to compliance of the Base Prospectus and the Prospectus Supplement and any Amendments, if applicable, with the laws of the Province of Québec relating to the use of the French language;

7.2.1.4            a certificate or certificates, dated the date of delivery and signed by Baytex’s President and Chief Executive Officer and Chief Financial Officer certifying on behalf of the Trust Parties, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries:

(i)                                  the Trust Parties have complied with all covenants and satisfied all terms and conditions of this Agreement and the Trust Indenture, as applicable, on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)                               no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Trust in any of the Qualifying Provinces has been issued and no proceedings for such purpose are pending or contemplated or to the best of the knowledge, information and belief of the declarant, threatened;

(iii)                            since the date of the Supplemented Prospectus and any Amendments thereto, there has been no material change in the business, operations, assets, prospects, liabilities (actual, anticipated, contemplated or threatened, contingent or otherwise) or capital of the Trust and the Guarantors, taken as a whole, and which is not, or is not required by Securities Laws to be, disclosed in or contemplated by the Supplemented Prospectus, any Amendment, or any Supplementary Material (including the documents incorporated therein by reference); and

(iv)                           the representations and warranties of the Trust Parties contained herein are true and correct in all material respects as of the Closing Time as if made at and as of the Closing Time,

(v)                              that the Trust has satisfied certain factual requirements in connection with the qualification of the Trust as a “unit trust” and “mutual fund trust” for purposes of the Income Tax Act (Canada); and

(vi)                           as to such other matters of a factual nature as the Agents and the Agents’ counsel may reasonably request;

7.2.1.5           the comfort letter from the Auditors required to be delivered at the Closing Time pursuant to Section 4.4;

7.2.1.6           certificates dated the Closing Date, signed by appropriate officers of the Trust addressed to the Agents and their counsel, with respect to the Trust Indenture, all resolutions of the board of trustees of the Trust and other actions relating to this Agreement and to the creation, allotment, issue and sale of the Debentures, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Agents may reasonably request; and

7.2.1.7           one or more definitive certificates representing the Debentures registered in the name of CDS Clearing and Depository Securities Limited, against payment to the Trust, or as the Trust may direct, of the Purchase Price in respect of the Debentures;

all in form and substance satisfactory to the Agents, acting reasonably;

7.2.2                     the representations and warranties of the Trust Parties contained herein being true and correct as of the Closing Time as if such representations and warranties had been made at such time;

7.2.3                     confirmation in form acceptable to the Agents that the Debentures have received a rating, with no change in outlook, from (i) Moody’s of B3/stable, and (ii) S&P of B/stable, and have not been placed on a credit watch or a comparable downgrade warning;

7.2.4                     the Trust Parties having complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.5                     the Agents not having previously terminated their obligations pursuant to Section 11 of this Agreement.

7.3                              It will be a condition precedent to the Trust’s obligations to issue the Debentures that:

7.3.1                     the Trust will have received funds from the Agents by wire transfer payable in Toronto representing the Purchase Price, in Canadian dollars, less an amount equal to the Agents’ Fee for such Debentures;

7.3.2                     the Agents will have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by them at or prior to the Closing Time; and

7.3.3                     no order will have been made and no proceedings for such purpose being pending or threatened by any Securities Commission that restricts in any manner the distribution of the Debentures;

7.4                              The Agents will provide a direction to CDS with respect to the crediting of the Debentures to the accounts of the participants of CDS as will be designated by the Agents in writing in sufficient time prior to the Closing Date to permit such crediting.

8.                                      Indemnity

(a)                                Each Trust Party, jointly and severally, shall indemnify and save the Agents, and each of the Agents’ agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Agents, or any of the Agents’ agents, directors, officers, shareholders or employees may be subject or which the Agents, or any of the Agents’ agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)                                   any information or statement contained in the Supplemented Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Agents and furnished in writing to the Trust by the Agents expressly for inclusion in the Prospectus Supplement or any Supplementary Material) which was or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Agents) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)                               any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Agents and furnished in writing to the Trust by the Agents expressly for inclusion in the Prospectus Supplement) contained in the Supplemented Prospectus, any Supplementary Material or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii)                            any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Debentures imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Section 8(a)(ii);

(iv)                            any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Agents or their banking or Selling Firm, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Debentures; or

(v)                               any breach of, default under or non-compliance by a Trust Party with any requirements of the Securities Laws, the by-laws, rules or regulations of the Exchanges or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of a Trust Party hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or gross negligence (provided that, for greater certainty, the foregoing shall not disentitle an Agent from claiming indemnification hereunder to the extent that the gross negligence, if any, relates to the Agents’ failure to conduct adequate “due diligence”).

(b)                                 If any claim contemplated by Section 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such section, such person or corporation (the “Indemnified Party”) shall notify the Trust Parties (collectively the “Indemnifying Parties”) (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties’ ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Party acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Parties or the Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.  The Indemnified Party shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Section 8(a), but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i)                                   The Indemnified Party has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Party which is different from or additional to a defence available to an Indemnifying Party and that representation of the Indemnified Party and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defence of such proceedings on the Indemnified Party’s behalf);

(ii)                                the Indemnifying Parties shall not have taken the defence of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii)                             the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defence of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Party’s counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

(c)                                  Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Agents with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Supplemented Prospectus, any Supplementary

Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Agents contained in such document and furnished in writing to the Trust by the Agents expressly for inclusion in the Supplemented Prospectus or any Supplementary Material.

(d)                                 If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Supplemented Prospectus, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Supplemented Prospectus, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Agents hereunder, the Indemnified Parties may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Agents involved in the preparation for or attendance at such proceedings or investigation.

(e)                                 The rights and remedies of the Indemnified Parties set forth in Sections 8 and 9 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Agent or other Indemnified Party to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)                                   The Indemnifying Parties hereby acknowledge that the Agents are acting as agents for the Agents’ respective agents, directors, officers, shareholders and employees under this Section 8 and under Section 9 with respect to all such agents, directors, officers, shareholders and employees.

(g)                                The Indemnifying Parties waive any right they may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity.  It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

(h)                                The rights of indemnity contained in this Section 8 shall not apply if the Indemnifying Parties have complied with the provisions of Sections 3 and 4 and the person asserting any claim contemplated by this Section 8 was not provided with a copy of the Supplemented Prospectus or any amendment to the Supplemented Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Securities Laws, to be delivered to such person by the Agents.

(i)                                    If the Indemnifying Parties have assumed the defence of any suit brought to enforce a claim hereunder, the Indemnified Party shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defence of, a claim undertaken by the Indemnifying Parties.

9.                                      Contribution

(a)                                 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(i)                                    in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Agents on the other hand, from the offering of the Debentures; or

(ii)                                 if the allocation provided by Section 14 is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 14 but also to reflect the relative fault of the Agents on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

(b)                                The relative benefits received by the Indemnifying Parties, on the one hand, and the Agents, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Agents.  In the case of liability arising out of the Supplemented Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Agents, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 8.

(c)                                 The amount paid or payable by an Indemnified Party as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

(d)                                Each of the Indemnifying Parties and the Agents agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding Sections.  The rights to contribution provided in this Section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Agents or other Indemnified Parties may have.

9.1                                Any liability of the Agents under this Section 9 shall be limited to the Agents’ Fee actually received by the Agents.

10.                               Expenses

Whether or not the Offering will be completed all expenses of, or incidental to, the sale of the Debentures will be borne by the Trust including, without limitation, expenses payable in connection with the qualification of the Debentures for distribution to the public, the fees and expenses of counsel of the Trust Parties, any reasonable out-of-pocket expenses of the Agents, the fees and expenses of the Auditors and all costs incurred in connection with the preparation and printing of the Supplemented Prospectus and the certificates representing the Debentures.  In addition, if the Offering is completed, all reasonable fees and expenses of the Agents’ counsel will be shared equally by TD and the Trust, up to a maximum of $150,000, with any amount in excess of $150,000 being borne by the Trust.  If the Offering is not completed, all reasonable fees and expenses of the Agents’ counsel will be borne by the Trust.

11.                               Termination

(a)                                 In addition to any other remedies which may be available to the Agents, the Agents (or any of them) shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, by written notice to the Trust Parties, if prior to the Closing Time:

(i)                                    any order to cease or suspend trading in any securities of the Trust or prohibiting or restricting the distribution of any of the Debentures, is made, or any proceeding is announced, commenced or threatened for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)                                any action, inquiry, suit, investigation or other proceeding (whether formal or informal) in relation to the Trust Parties, or any one of them, or any of their respective trustees, directors or senior officers is announced, commenced or threatened by any securities regulatory authority, any stock exchange or by any other competent authority, if, in the reasonable opinion of the Agents or any one of them, the announcement, commencement or threatening thereof adversely affects the trading or distribution of the Debentures, the Trust Units or any other securities of the Trust;

(iii)                            there shall have occurred or have been discovered any adverse change or development, as determined by the Agents or any one of them in their sole discretion, acting reasonably, in the operations, capital or condition (financial or otherwise), business or business prospects of the Trust Parties (taken as a whole) or the respective properties, assets, prospects, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust Parties (taken as a whole) that in the sole opinion of the Agents, or any of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Debentures, the Trust Units or any other securities of the Trust;

(iv)                            there should develop, occur or come into effect or existence or be announced any event, action, state, condition or occurrence of national or international consequence or any law, action or regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Agents or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets generally or the business, operations or affairs of the Trust Parties (taken as a whole);

(v)                                prior to the Closing Time, the state of the financial markets in Canada is such that, in the reasonable opinion of the Agents (or any one of them), the Debentures cannot be marketed profitably;

(vi)                            the Agents shall become aware of any material information with respect to the Trust Parties which had not been publicly disclosed or disclosed in writing to the Agents at or prior to the date hereof which, in the sole opinion of the Agents or any one of them, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Debentures, the Trust Units or any other securities of the Trust;

(vii)                         there will be an adverse change in the assigned credit or stability of the Trust or any of its ratings of any public securities;

(viii)                      any of the Trust Parties shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this Agreement; or

(ix)                             there is announced any change or proposed change in applicable laws, regulations or policies or the interpretation or administration thereof and such change, in the sole opinion of the Agents, or any of them, could reasonably be expected to have a material adverse effect on the market price or value of the Debentures, the Trust Units or any other securities of the Trust.

(b)                                The Agents, or any of them, may exercise any or all of the rights provided for in Section 11(a) or Sections 7.2 or 13 notwithstanding any material change, change, event or state of facts and (except where the Agent purporting to exercise any of such rights is in breach of its obligations under this Agreement) notwithstanding any act or thing taken or done by the Agents or any inaction by the Agents, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Agents related to the offering or continued offering of the Debentures for sale and any act taken by the Agents in connection with any amendment to the Supplemented Prospectus (including the execution of any Amendment or any other Supplementary Material) and the Agents shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Section 11(a) or Sections 7.2 or 13 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)                                 Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust Parties under Sections 8, 9, or 10.

11.1                          If an Agent elects to terminate its obligations to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust Parties, the liability of the Trust Parties hereunder shall be limited to the indemnity referred to in Section 8, the contribution rights referred to in Section 9 and the payment of the expenses referred to in Section 10.

12.                               Reliance on TD

All steps or other actions which must or may be taken by the Agents in connection with this Agreement will be taken by TD, with the exception of the matters contemplated by Sections 8, 9, 11, and 13, on the Agents’ behalf and the execution of this offer by the Agents will constitute the authority of the Trust Parties for accepting notification of any such steps or other actions from TD.

13.                               Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Trust on the one hand and the Agents on the other hand, prior to the Closing Time will be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions will entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Closing Time.  It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party’s rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing.  If a party elects to terminate its obligations hereunder the obligations of the other parties hereunder will be limited to the indemnity referred to in Section 8 hereof and the payment of expenses referred to in Section 10 hereof.

14.                               Allocation of Offering and the Agents’ Fee

The allocation of the Offering and the Agents’ Fee amongst the Agents will be as follows:

TD	35%
BNP Paribas (Canada) Securities Inc.	15%
CIBC World Markets Inc.	10%
National Bank Financial Inc.	10%
RBC Dominion Securities Inc.	10%
Scotia Capital Inc.	10%
Credit Suisse Securities (Canada), Inc.	5%
Société Générale Valeurs Mobilières Inc.	5%

provided that, TD will be paid a 10% step up equal to $2.00 for each Debenture sold at $1,000 for acting as lead Agent and sole bookrunner in the Offering and the remaining $18.00 of such Agents’ Fee will be allocated amongst the Agents as set out above.

15.                               Concurrent Offerings

The Trust will not issue or sell Debentures or any other senior unsecured debentures of the Trust (or agree to do so or publicly announce any intention to do so), at any time prior to 60 days after the Closing Date, unless (i) the issue or sale or the proposed issue or sale is made pursuant to this Agreement; or (ii) the Trust will have obtained the prior written consent of TD on behalf of, and with the consent of, the Agents.

16.                               Survival

All representations, warranties, covenants and agreements of the Trust Parties contained herein will survive the purchase by the Agents of the Debentures and will continue in full force and effect for the period hereinafter described, regardless of any investigation which the Agents may carry out or which may be carried out on behalf of the Agents or otherwise and notwithstanding any subsequent disposition by the Agents of the Debentures.  Such representations, warranties, covenants and agreements of the Trust Parties will survive for such maximum period of time as the Agents may be entitled to commence an action, or, if applicable, exercise a right of rescission, with respect to a misrepresentation contained in the Supplemented Prospectus or an Amendment or either of them, pursuant to Securities Laws.

17.                               Notice

Any notice or other communication required or permitted to be given hereunder will be in writing and will be personally delivered or sent electronically on a Business Day to the following addresses:

If to any Trust Party, addressed and sent to:

c/o Baytex Energy Trust

Suite 2200, 205-5th Avenue, S.W.

Calgary, Alberta  T2P 2V7

Attention:                                                                 Anthony Marino

Fax No.:                                                                        (403) 205-3845

With a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350-7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention:                                                                 Shannon Gangl

Fax No.:                                                                        (403) 260-0332

If to the Agents, addressed and sent to:

TD Securities Inc.

800, 324 – 8th Avenue S.W.
Calgary, Alberta  T2P 2Z2

Attention:                                                                 Alec W.G. Clark

Fax No.:                                                                        (403) 292-2776

and to:

BNP Paribas (Canada) Securities Inc.

BNP Tower

1981 McGill College Avenue, Suite 300

Montréal, Québec H3A 2W8

Attention:	Dany Blanchette
Fax No.:	(514) 285-6095

and to:

CIBC World Markets Inc.

Brookfield Place, P.O. Box 500

6th Floor, 161 Bay Street

Toronto, Ontario M5J 2S8

Attention:	Darrel J. Burt
Fax No.:	(416) 956-6719

and to:

National Bank Financial Inc.

Suite 2802

450 – 1st Street SW

Calgary, Alberta T2P 5H1

Attention:	Sandy Edmonstone
Fax No.:	(403) 265-0543

and to:

RBC Dominion Securities Inc

888 – 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention:	Rob King
Fax No.:	(403) 299-6900

and to:

Scotia Capital Inc.

2000, 700 – 2nd Street S.W.

Calgary, Alberta T2P 2W1

Attention:	Brett Undershute
Fax No.:	(403) 298-4099

and to:

Credit Suisse Securities (Canada), Inc.

1 First Canadian Place, Suite 2900

100 King Street West

Toronto, Ontario M5X 1C9

Attention:	Ryan Lapointe
Fax No.:	(416) 352-4685

and to:

Société Générale Valeurs Mobilières Inc.

1501, McGill College Avenue

Suite 1800

Montréal, Québec H3A 3M8

Attention:	Pierre Matuszewski, President
Fax No.:	(514) 841-6250

With a copy to McCarthy Tétrault LLP:

McCarthy Tétrault LLP

Box 48, Suite 5300, Toronto Dominion Bank Tower
Toronto, ON
M5K 1E6

Attention:	Andrew Armstrong
Fax No.:	(416) 868-0673

The Trust Parties or any of the Agents may change its address by notice given in the manner aforesaid.  Any such notice or other communication will be deemed to have been given on the day on which it was delivered or sent electronically if received during normal business hours; otherwise it will be deemed to have been received by 9:00 a.m. on the next Business Day.

18.                               Time of Essence

Time will be of the essence of this Agreement.

19.                               Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of Alberta will have non-exclusive jurisdiction over any dispute hereunder.

20.                               Counterparts and Electronic Signature

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

21.                               Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision will not affect or impair the validity of any other provision of this Agreement and will be severable from this Agreement.

22.                               Acknowledgement

The parties acknowledge and agree that the obligations of the Trust hereunder are not personally binding upon any trustee, director, officer, consultant, employee or agent thereof, any registered or beneficial holder of Trust Units or any annuitant under a plan of which a unitholder acts as trustee or carrier, and resort will not be had to, nor will recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of the Trust only will be bound by such obligations. Any obligation of the Trust set out in this Agreement will to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of the Trust in their capacity as trustees of the Trust only, and not in their personal capacities.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to TD on behalf of the undersigned.

Yours very truly,

TD SECURITIES INC.

Per:	(signed) “Alec W.G. Clark”

BNP PARIBAS (CANADA) SECURITIES INC.

Per:	(signed) “Rejean Desmarais”

CIBC WORLD MARKETS INC.

Per:	(signed) “Darrel J. Burt”

NATIONAL BANK FINANCIAL INC.

Per:	(signed) “Sandy L. Edmonstone”

RBC DOMINION SECURITIES INC.

Per:	(signed) “Rob King”

SCOTIA CAPITAL INC.

Per:	(signed) “Brett Undershute”

SOCIÉTÉ GÉNÉRALE VALEURS MOBILIÈRES INC.

Per:	(signed) “Yvon J. Jeghers”

Per:	(signed) “Pierre Matuszewsi”

CREDIT SUISSE SECURITIES (CANADA), INC.

Per:	(signed) “Ryan Lapointe”

Accepted and agreed to as of this 20th day of August, 2009.

BAYTEX ENERGY TRUST, by Baytex Energy Ltd.

Per:	(signed) “W. Derek Aylesworth”

BAYTEX ENERGY LTD.

Per:	(signed) “W. Derek Aylesworth”

SCHEDULE A

Term Sheet

Baytex Energy Trust
9.15% Cdn.$150,000,000 Senior Unsecured Debentures due August 26, 2016
(the “Series A Debentures”)

Issuer:	Baytex Energy Trust (the “Trust””)

Guarantee:	The Series A Debentures will be guaranteed by certain Subsidiaries (as such term is defined in the indenture creating the Series A Debentures (the “2009 Trust Indenture”).

Issue:	Series A Debentures issued by way of public offering in all provinces of Canada pursuant to a Base Shelf Prospectus dated July 28, 2009, and Prospectus Supplement dated August 20, 2009.

Principal Amount:	C$150,000,000

Term and Maturity	7 years (due August 26, 2016)

Price:	$1,000.00

New Issue Spread:	623.2 basis points over the 4.00% June 1, 2016 GOC bond and 619 basis points over the curve

Coupon:	9.15%

Interest Payment Dates:	Semi-annually on August 26 and February 26

Ratings:	Standard & Poor’s: B Moody’s: B3

Use of Proceeds:	The net proceeds to the Trust from the sale of the Series A Debentures will be used to partially fund the redemption of the Trust’s US notes maturing in 2010 and 2011.

Rank:	The Debentures will be senior unsecured obligations of the Trust and will rank equally and ratably with all of the Trust’s existing and future senior unsecured indebtedness.

Purchase for Cancellation:	The Series A Debentures may be purchased by the Trust for cancellation at any time in the market or by tender or private contract.

Required Repayment:	In full at maturity.

Optional Prepayment:

Optional Redemption Prior to August 26, 2012, Upon Public Equity Offering:

At any time prior to, August 26, 2012, upon not less than 30 nor more than 60 days’ notice, the Trust may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Series A Debentures at a redemption price of 109.15% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds received by the Trust from one or more public equity offerings. The Trust may only do this, however, if:

(a)   at least 65% of the aggregate principal amount of Series A Debentures of the Trust initially issued would remain outstanding immediately after the proposed redemption; and

(b)   the redemption occurs within 75 days after the closing of the public equity offering.

Optional Redemption Prior to August 26, 2012:

At any time prior to August 26, 2012, the Trust may redeem all or part of the Series A Debentures, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

“Applicable Redemption Premium” means, with respect to any Series A Debenture on any redemption date, the greater of:

(a)   1.0% of the principal amount of the Series A Debenture; and

(b)   the excess of:

(i)    the Discounted Value at such redemption date of the Remaining Scheduled Payments of such Series A Debenture, determined by discounting, on a semi-annual basis, such amounts from the dates on which they would have been payable at a rate equal to the Reinvestment Yield; and

(ii)   the principal amount of the Series A Debenture.

Optional Redemption after August 26, 2012:

At any time on or after August 26, 2012, and prior to Maturity, the Trust may redeem all or part of the Series A Debentures upon not less than 30 nor more than 60 days’ prior notice. These redemptions will be in amounts of $1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of the principal amount at Maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing August 26 of the years set forth below. This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Year	Redemption Price

2012	104.575%
2013	103.05%
2014	101.525%
2015	100%

Required Prepayment:	None

Financial Incurrence Test:

The Trust will not, nor will it permit any Restricted Subsidiary, to create any Indebtedness, other than Permitted Indebtedness, except that it may incur Indebtedness if, at the time of the incurrence or issuance, the pro forma Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness would have been greater than 2.5 to 1.0.

Change in Control:

In the event of a Change of Control, each holder will have the right to require that the Trust purchase all or a portion of such holder’s Series A Debentures at a purchase price in cash equal to 101% of the principal amount of such Series A Debentures plus accrued and unpaid interest, if any, to the date of purchase.

Limitation on Liens:

The Trust will not, nor will it permit any Restricted Subsidiary to, create, incur, affirm or suffer to exist any Lien of any kind securing any Indebtedness (other than any Lien securing all or any of the Secured Group Facilities and any Permitted Lien) unless the Debt Securities are directly secured equally and ratably with (or prior to, in the case of Subordinated Indebtedness) the obligation or liability secured by such Lien.

Other Covenants:

The Trust will provide the debenture holders with other customary non-financial covenants which include, but are not limited to covenants dealing with limitations on restricted payments, sale of assets, transactions with affiliates, limitations on dividends, and limit on conduct of business.

Closing:	August 26, 2009

Defined Terms:	All capitalized terms are as defined in the 2009 Trust Indenture.

Agents:

TD Securities Inc. (35%)
BNP Paribas (Canada) Securities Inc. (15%)

CIBC World Markets Inc. (10%)

National Bank Financial Inc. (10%)

RBC Dominion Securities Inc. (10%)

Scotia Capital Inc. (10%)

Credit Suisse Securities (Canada), Inc. (5%)

Société Générale Valeurs Mobilières Inc. (5%)